SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

ROUSE PROPERTIES, INC.

(Name of Issuer)

Rouse Properties, Inc.	Brookfield Asset Management Inc.
BSREP II Retail Pooling LLC	Brookfield Retail Holdings IV-C Sub II LLC
BSREP II Retail Holdings Corp.	Brookfield Retail Holdings IV-D Sub II LLC
Brookfield Retail Holdings VII LLC	Brookfield Strategic Real Estate Partners II-A L.P.
New Brookfield Retail Holdings R2 LLC	Brookfield Strategic Real Estate Partners II-A (ER) L.P.
Brookfield BPY Retail Holdings II LLC	Brookfield Strategic Real Estate Partners II-B L.P.
Brookfield Retail Holdings III Sub II LLC	Brookfield Strategic Real Estate Partners II-C L.P.
Brookfield Retail Holdings II Sub II LLC	Brookfield Strategic Real Estate Partners II-C (ER) L.P.
Brookfield Retail Holdings IV-A Sub II LLC	Brookfield Strategic Real Estate Partners BPY Borrower L.P.
Brookfield Retail Holdings IV-B Sub II LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779287

(CUSIP Number of Class of Securities)

Susan Elman	Brian Kingston
Rouse Properties, Inc.	Murray Goldfarb
1114 Avenue of the Americas, Suite 2800	Brookfield Property Group
New York, NY 10036	Brookfield Place
(212) 608-5108	250 Vesey Street, 14th Floor
New York, NY 10281
(212) 417-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael J. Aiello	Scott M. Freeman
Matthew J. Gilroy,	Andrew Erdmann
Weil, Gotshal & Manges LLP	Sidley Austin LLP
767 Fifth Avenue	787 Seventh Avenue
New York, NY 10153	New York, NY 10019
(212) 310-8000	(212) 839-5300

This statement is filed in connection with (check the appropriate box):

☒                                    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                                      The filing of a registration statement under the Securities Act of 1933.

☐                                      A tender offer.

☐                                      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$709,322,445.80	$71,428.77

*                                Set forth the amount on which the filing fee is calculated and state how it was determined.

*                                Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $71,428.77 was determined by multiplying 0.0001007 by the aggregate transaction consideration of $709,322,445.80. The aggregate transaction consideration was calculated based on the sum of (i) 38,494,016 shares of Common Stock (including restricted Common Stock subject to vesting or forfeiture conditions) outstanding as of March 24, 2016 to be acquired pursuant to the merger multiplied by the aggregate transaction consideration of $18.25 per share and (ii) (A) 2,669,276 shares of Common Stock underlying outstanding options as of March 24, 2016 to be acquired pursuant to the merger with an exercise price of $18.25 or less multiplied by (B) the excess of the transaction consideration of $18.25 per share over the weighted average exercise price per share of $15.70.

☒                          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $71,428.77

Form or Registration No.: Schedule 14A

Filing Party: Rouse Properties, Inc.

Date Filed: March 29, 2016

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Rouse Properties, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (“Common Stock”) that are subject to the Rule 13E-3 transaction, (ii) Brookfield Asset Management, Inc., an Ontario corporation (“BAM”), (iii) BSREP II Retail Pooling LLC, a Delaware limited liability company (“Parent”), (iv) BSREP II Retail Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub” and together with Parent, the “Parent Parties”), and (v) Brookfield Retail Holdings VII LLC, a Delaware limited liability company, (vi) New Brookfield Retail Holdings R2 LLC, a Delaware limited liability company, (vii) Brookfield BPY Retail Holdings II LLC, a Delaware limited liability company, (viii) Brookfield Retail Holdings III Sub II LLC, a Delaware limited liability company, (ix) Brookfield Retail Holdings II Sub II LLC, a Delaware limited liability company, (x) Brookfield Retail Holdings IV-A Sub II LLC, a Delaware limited liability company, (xi) Brookfield Retail Holdings IV-B Sub II LLC, a Delaware limited liability company, (xii) Brookfield Retail Holdings IV-C Sub II LLC, a Delaware limited liability company and (xiii) Brookfield Retail Holdings IV-D Sub II LLC, a Delaware limited liability company (each of the entities listed in (v) through (xiii) an “Exchange Party” and collectively, the “Exchange Parties”) and (xiv) Brookfield Strategic Real Estate Partners II-A L.P., a Delaware limited partnership, (xv) Brookfield Strategic Real Estate Partners II-A (ER) L.P., a Delaware limited partnership, (xvi) Brookfield Strategic Real Estate Partners II-B L.P., a Delaware limited partnership, (xvii) Brookfield Strategic Real Estate Partners II-C L.P., a Delaware limited partnership, (xviii) Brookfield Strategic Real Estate Partners II-C (ER) L.P., a Delaware limited partnership, and (xix) Brookfield Strategic Real Estate Partners BPY Borrower L.P., a Delaware limited partnership (each of the entities listed in (xiv) through (xix) a “Guarantor” and collectively, “the Guarantors”).

On February 25, 2016, the Company, Parent, Acquisition Sub and, solely for the purposes stated therein, the Guarantors entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”).

The Merger Agreement provides for, among other things, the acquisition of the Company by Parent through a series of transactions consisting of: (i) after satisfaction or waiver of all closing conditions, an exchange (the “Exchange”) by the Exchange Parties, for new shares of Series I Preferred Stock of the Company (“Series I Preferred Stock”); (ii) on the next business day, if applicable, certain transactions that Parent may request between signing and closing, including the declaration of an extraordinary cash dividend (in an amount to be determined by Parent in its discretion) to the holders of Common Stock, which is referred to as the “Closing Dividend”; and (iii) on the second business day after the Exchange, the merger of Acquisition Sub with and into the Company, with the Company surviving the merger as the surviving corporation (the “Surviving Corporation”), which is referred to as the “Merger”.

Through the Closing Dividend and the Merger, each holder of Common Stock, other than Parent, Acquisition Sub, the Company and the Exchange Parties, will receive $18.25 in cash per share, without interest thereon, at the closing of the transactions contemplated by the Merger Agreement, which are referred to as the “Transactions”.  In connection with the closing, each option to purchase Common Stock that remains outstanding as of immediately prior to the effective time of the Merger will become vested (if then unvested) in full and cancelled, and each holder thereof will be entitled to receive in respect of such option an amount in cash (without interest) equal to the number of shares of Common Stock subject to such option multiplied by the positive difference (if any) between $18.25 and per share exercise price of such option.  Also in connection with the closing, each share of Common Stock that is subject to vesting or forfeiture conditions, which is referred to as “Company Restricted Stock”, that remains outstanding immediately prior to the effective time of the Merger will be cancelled, and each holder thereof will be entitled to receive $18.25 in cash per share (consisting of the per share Closing Dividend amount and the per share merger consideration) of Company Restricted Stock, without interest thereon.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of the Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of (i) at least a majority of the Common Stock entitled to vote thereon and (ii) at least a majority of the outstanding Common Stock entitled to vote thereon held by stockholders other than Parent or any of its affiliates (including Brookfield Property Partners and its affiliates). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a)         Name and Address.  The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Rouse Properties Inc.

1114 Avenue of the Americas, Suite 2800

New York, NY 10036

Tel: (212) 608-5108

(b)         Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Required Vote”
“THE SPECIAL MEETING—Required Vote”
“IMPORTANT INFORMATION CONCERNING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c)          Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING THE COMPANY—Market Price of the Company’s Common Stock”

(d)         Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“IMPORTANT INFORMATION CONCERNING THE COMPANY—Market Price of the Company’s Common Stock”

(e)          Prior Public Offerings.  Not Applicable.

(f)           Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING THE COMPANY—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

(a)         Name and Address. Rouse Properties, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties to the Merger”
“IMPORTANT INFORMATION CONCERNING THE COMPANY”
“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS—The Parent Parties”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS—The Brookfield Filing Persons”

(b)         Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—The Parties to the Merger”

“IMPORTANT INFORMATION CONCERNING THE COMPANY—Company Background”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS—The Parent Parties”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS—The Brookfield Filing Persons”

(c)          Business and Background of Natural Persons.  Not applicable.

Item 4. Terms of the Transaction

(a)         Material Terms.

(1)         Tender Offers.  Not applicable.

(2)         Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger and the Closing Dividend”

“SPECIAL FACTORS—Anticipated Accounting Treatment of the Merger”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock and the Series I Preferred Stock”

“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and ESPP”

“THE MERGER AGREEMENT —Payment for the Common Stock in the Merger”

“THE MERGER AGREEMENT—Requested Transactions”

“THE MERGER AGREEMENT—Conditions to the Exchange”

(b)         Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(c)          Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY—Agreements Involving Common Stock”

(d)         Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

“SPECIAL FACTORS—Rights of Stockholders Who Seek Appraisal”

ANNEX F—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(e)          Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR PUBLIC STOCKHOLDERS”

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Financing for the Transactions”

“THE MERGER AGREEMENT”

“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”
“IMPORTANT INFORMATION CONCERNING THE COMPANY—Transactions in Common Stock”
ANNEX A—MERGER AGREEMENT

ANNEX D—EXCHANGE AGREEMENT

(b)—(c) Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”

“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”
ANNEX A—MERGER AGREEMENT

ANNEX C—VOTING AGREEMENT

ANNEX D—EXCHANGE AGREEMENT

ANNEX E—LETTER AGREEMENT

(e)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT”
“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”
ANNEX A—MERGER AGREEMENT

ANNEX C—VOTING AGREEMENT

ANNEX D—EXCHANGE AGREEMENT

ANNEX E—LETTER AGREEMENT

Item 6. Purposes of the Transaction, and Plans or Proposals

(b)   Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock and the Series I Preferred Stock”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and ESPP”
“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”
ANNEX A—MERGER AGREEMENT

ANNEX C—VOTING AGREEMENT

ANNEX D—EXCHANGE AGREEMENT

(c)(1)—(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Plans for the Company after the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”

“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”
ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX C—VOTING AGREEMENT

ANNEX D—EXCHANGE AGREEMENT

Item 7. Purposes, Alternatives, Reasons and Effects

(a)         Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Plans for the Company after the Merger”

(b)         Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

(c)          Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”

(d)         Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Positions of the Parent Parties and Brookfield Filing Persons as to Fairness of the Transactions”

“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger and the Closing Dividend”
“SPECIAL FACTORS—Regulatory Approvals”
“THE MERGER AGREEMENT—Structure and Timing of the Transactions”
“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock and the Series I Preferred Stock”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and ESPP”
“APPRAISAL RIGHTS”
ANNEX A—MERGER AGREEMENT
ANNEX F—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Projected Financial Information”

ANNEX B—OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The preliminary discussion materials dated February 4, 2016 and presentation dated February 24, 2016, each prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2) and (c)(3), respectively, and are incorporated by reference herein.

(c)          Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT—Conditions to the Exchange”
ANNEX A—MERGER AGREEMENT

(d)         Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“PROVISIONS FOR PUBLIC STOCKHOLDERS”

(e)          Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—The Board of Directors”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”
“SPECIAL FACTORS— Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(f)           Other Offers.  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Projected Financial Information”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
ANNEX B—OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The preliminary discussion materials dated February 4, 2016 and presentation dated February 24, 2016, each prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2) and (c)(3), respectively, and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Financing for the Transactions”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Estimated Fees and Expenses”
“THE MERGER AGREEMENT—Termination Fee”
“THE MERGER AGREEMENT—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

(a)         Securities Ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Required Vote”

“SPECIAL FACTORS—Certain Effects of the Merger and the Other Transactions”

“SPECIAL FACTORS”—Interests of the Company’s Directors and Executive Officers in the Merger

(b)         Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING THE COMPANY—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS— Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions”

“THE SPECIAL MEETING—Required Vote”

“AGREEMENTS INVOLVING COMMON STOCK; TRANSACTIONS BETWEEN THE EXCHANGE PARTIES AND THE COMPANY”

ANNEX C—Voting Agreement

(e)          Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions”

“SPECIAL FACTORS—Positions of the Parent Parties and Brookfield Filing Persons as to Fairness of the Transactions”

“THE SPECIAL MEETING—Required Vote”

Item 13. Financial Statements

(a)         Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION CONCERNING THE COMPANY—Selected Historical Financial Information”
“IMPORTANT INFORMATION CONCERNING THE COMPANY —Ratio of Earnings to Fixed Charges”
“IMPORTANT INFORMATION CONCERNING THE COMPANY —Book Value Per Share”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b)         Pro Forma Information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses”
“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information

(b)         Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“ADVISORY VOTE REGARDING NON-BINDING MERGER-RELATED COMPENSATION PROPOSAL”
“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and ESPP”

(c)          Other Material Information.  The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)                                                       Preliminary Proxy Statement of Rouse Properties, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)                                                    Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)                                                 Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)                                                Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(c)(1)                                                                   Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)                                                                   Preliminary Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of the Company, dated February 4, 2016

(c)(3)                                                                   Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated February 24, 2016

(d)(1)                                                                  Agreement and Plan of Merger, dated as of February 25, 2016, by and among the Rouse Properties, Inc., BSREP II Retail Pooling LLC, a Delaware limited liability company, BSREP II Retail Holdings Corp., a Delaware corporation and a wholly owned subsidiary of Parent and, solely for the purposes stated therein, Brookfield Strategic Real Estate Partners II-A L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-A (ER) L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-B L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-C L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-C (ER) L.P., a Delaware limited partnership, and Brookfield Strategic Real Estate Partners BPY Borrower L.P., a Delaware limited partnership (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)                                                                  Voting Agreement, dated as of February 25, 2016, by and among Rouse Properties, Inc., Brookfield Retail Holdings VII LLC, New Brookfield Retail Holdings R2 LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC and Brookfield Retail Holdings IV-D Sub II LLC (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(3)                                                                  Series I Preferred Stock Exchange Agreement, dated as of February 25, 2016, by and among Rouse Properties, Inc., Brookfield Retail Holdings VII LLC, New Brookfield Retail Holdings R2 LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield

Retail Holdings IV-C Sub II LLC and Brookfield Retail Holdings IV-D Sub II LLC (incorporated herein by reference to Annex D of the Proxy Statement).

(f)(i)                                                                        Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex F of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2016

ROUSE PROPERTIES, INC.

By:	/s/ Susan Elman
Name: Susan Elman
Title: Executive Vice President, General Counsel and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian Kingston
Name: Brian Kingston
Title: Senior Managing Partner

BSREP II RETAIL POOLING LLC.

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BSREP II RETAIL HOLDINGS CORP.

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

NEW BROOKFIELD RETAIL HOLDINGS R2 LLC

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A (ER) L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-B L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C (ER) L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS BPY BORROWER L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner